


07006579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR 23 2007
WASH., D.C.
SEC FILE NUMBER
8-66206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Madison St. #410
(No. and Street)

Denver (City) Colorado (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams Overman Pierce, LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Rd., (Address) Raleigh (City) NC (State) 27622-1823 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONE B. PERRONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMI CAPITAL ADVISORS, INC., as of FEBRUARY 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE MUSSELMAN
NOTARY PUBLIC
STATE OF COLORADO

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNATURE NOTARIAL ATTESTATION

STATE OF Colorado)
) ss
COUNTY OF Denver)

The foregoing instrument was acknowledged before me this 28th day of February, 2007, by Antone B. Barrone

who is personally know to me or who has produced ______________________

as identification and who did take an oath.


ELAINE MUSSELMAN
NOTARY PUBLIC
COLORADO

Elaine Musselman
Notary Public

[Notary Seal]

Elaine Musselman
(Print Name)

My commission expires: May 17, 2008

FMI CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

FMI CAPITAL ADVISORS, INC.

CONTENTS

December 31, 2006 and 2005



Williams Overman Pierce, LLP
Certified Public Accountants And Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of FMI Capital Advisors, Inc. as of December 31, 2006 and 2005, and the related statements of loss and accumulated deficit, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMI Capital Advisors, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Overman Pierce LLP

Raleigh, North Carolina
February 21, 2007

2501 Blue Ridge Road, Suite 400 • PO Box 31823 • Raleigh, NC 27622-1823 • 919.782.3444 • Fax 919.782.2552
301 Battleground Avenue • PO Box 3366 • Greensboro, NC 27402-3366
Website www.wopcpa.com

FMI CAPITAL ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets:		
Cash	$ 58,370	$ 60,536
Total current assets	58,370	60,536
Property and Equipment:		
Computers and software	639	639
Less: accumulated depreciation	337	124
	302	515
	$ 58,672	$ 61,051

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities:		
Accounts payable:		
Trade	$	$ 626
Total current liabilities	0	626
Stockholders' Equity:		
Common stock - $.001 par value; authorized 1,000 shares; issued and outstanding 275 shares		
Paid-in capital	125,557	109,556
Accumulated deficit	(66,885)	(49,131)
	58,672	60,425
	$ 58,672	$ 61,051

See accompanying notes to financial statements.

FMI CAPITAL ADVISORS, INC.
STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 65,000	$ 0
Operating expenses:		
NASD and other broker-dealer expenses	84,287	19,580
Loss from operations	(19,287)	(19,580)
Other income:		
Interest income	1,533	949
Net loss	(17,754)	(18,631)
Accumulated deficit - beginning of year	(49,131)	(30,500)
Accumulated deficit - end of year	$ (66,885)	$ (49,131)

See accompanying notes to financial statements.

FMI CAPITAL ADVISORS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Cash received from customers	$ 30,000	$
Cash paid to suppliers	(49,700)	(18,830)
Interest received	1,533	949
Net cash used in operating activities	(18,167)	(17,881)
Cash flows from investing activities:		
Purchases of equipment		(639)
Net cash used in investing activities	0	(639)
Cash flows from financing activities:		
Proceeds from paid in capital	16,001	18,173
Net cash provided by financing activities	16,001	18,173
Net decrease in cash	(2,166)	(347)
Cash at beginning of year	60,536	60,883
Cash at end of year	$ 58,370	$ 60,536

See accompanying notes to financial statements.

FMI CAPITAL ADVISORS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Reconciliation of net loss to net cash used in operating activities:		
Net loss	$ (17,754)	$ (18,631)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	213	124
Changes in assets and liabilities:		
Increase (decrease) in:		
Accounts payable	(626)	626
	(413)	750
Net cash used in operating activities	$ (18,167)	$ (17,881)

Supplemental disclosure of non cash investing and financing activities:

During the year ended December 31, 2006, the parent company collected fees totaling $35,000. These fees were retained by the parent company as payment for services rendered by the parent company.

See accompanying notes to financial statements.

FMI CAPITAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

1. Summary of Significant Accounting Policies:

Company's activities:

FMI Capital Advisors, Inc. ("FMI-CA") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of FMI Corporation, a management consulting and investment banking firm serving the construction industry. FMI Corporation's investment banking group engages in mergers and acquisitions representation, business valuations, and other ownership related financial advisory services. FMI-CA offers private capital placements and other broker-dealer services approved by the NASD for the Company.

Cash and cash equivalents:

The Company considers all short-term investments with maturities of twelve months or less as cash and cash equivalents.

Property and equipment:

Property and equipment are stated at cost. The Company's capitalization policy is $200. Depreciation is computed primarily on the straight-line method based on the following estimated useful lives:

Computers and software	3-5 years
Furniture and fixtures	5 years

Maintenance and repairs are charged to expenses while major renewals are capitalized. The cost of equipment, retired or disposed of, and the related depreciation are eliminated from the accounts, with the resulting gains or losses included in operations.

Income taxes:

For income tax purposes, FMI-CA is a qualified Subchapter S Subsidiary (Qsub) of FMI Corporation, a Subchapter S corporation under the Internal Revenue Code. As such, the FMI-CA's net earnings are consolidated with its parent and income taxes thereon are payable personally by the parent's stockholders. Accordingly, no provision has been made for federal or state income taxes.

FMI CAPITAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Concentrations of Credit Risk:

The Company maintains cash balances at a financial institution located in Raleigh, North Carolina. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000 and were fully insured at December 31, 2006 and 2005. The Company also maintains a cash balance at the NASD which is not insured by the Federal Deposit Insurance Corporation. This cash balance at December 31, 2006 and 2005 was $2,755 and$ 4,209, respectively.

3. Changes in Equity:

The following schedule summarizes the changes in paid-in capital for the years ended December 31, 2006 and 2005:

	Paid-In Capital
Balance at January 1, 2005	$ 91,383
Capital contribution during the period	18,173
Balance at December 31, 2005	109,556
Capital contribution during the year	16,001
Balance at December 31, 2006	$ 125,557

4. Related Party Transactions:

FMI-CA is a wholly owned subsidiary of FMI Corporation. As of December 31, 2006, FMI Corporation has made capital contributions to FMI-CA in the amount of $125,557.

FMI-CA also has a formal agreement with FMI Corporation which states that FMI Corporation will provide funding for the initial subsidization of expenses incurred by FMI-CA without any obligation by FMI-CA to repay such amounts. Expenses included in this agreement are payroll, payroll taxes, employee benefits such as life and health insurance, business travel reimbursements, training, broker/dealer registration and membership fees, communication expenses, and printing and direct literature costs.

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). FMI-CA is licensed by the SEC as an Introducing Broker Dealer that does not carry customer accounts. As such, it must maintain a minimum net capital balance of $5,000 at all times. At December 31, 2006, the Company had net capital of $58,372, which was $53,372 in excess of its required net capital.

SUPPLEMENTARY FINANCIAL INFORMATION

FMI CAPITAL ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net Capital	
Total stockholder's equity as of December 31, 2006	58,673
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	58,673
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	301
Net capital	$ 58,372
Aggregrated Indebtedness	
Items included in statement of financial condition:	
Accounts payable	$
Total aggregated indebtedness	$ 0
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 53,372
Ratio: Aggregated indebtedness to net capital	$ 0
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 52,672
Audit adjustments:	
Adjustment of cash balance to reconciled balance	(301)
Adjustment of paid in capital for reimbursed expenses	1,001
Net capital per above	$ 53,372

FMI CAPITAL ADVISORS, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2006

Not applicable.

OTHER INFORMATION



Williams Overman Pierce, LLP
Certified Public Accountants And Consultants

REPORT ON INTERNAL CONTROL

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of FMI Capital Advisors, Inc. (the Company) for the period ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2501 Blue Ridge Road, Suite 400 • PO Box 31823 • Raleigh, NC 27622-1823 • 919.782.3444 • Fax 919.782.2552
301 Battleground Avenue • PO Box 3366 • Greensboro, NC 27402-3366
Website www.wopcpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted account principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Overman Pierce, LLP

Raleigh, North Carolina
February 21, 2007

END